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SEC FILE NUMBER
CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)
☐ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☒ Form 10-Q    ☐ Form 10-D    ☐ Form N-SAR    ☐ Form N-CSR

For Period Ended: August 30, 2007
☐Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: __________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

MultiCell Technologies, Inc.

Full Name of Registrant

Former Name if Applicable

701 George Washington Parkway

Address of Principal Executive Office (Street and Number)

Lincoln, Rhode Island 02865

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒   (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
☒   (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filled on or before the fifth calendar day following the prescribed due date: and
☐  (c) The accountant’s statement or other exhibit is required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attach Extra Sheets if Needed)

The Quarterly Report on Form 10-QSB of MultiCell Technologies, Inc. (the “Company”) for the three months ended August 30, 2007 cannot be filed with the Securities and Exchange Commission within the prescribed time period due to unexpected delays and complications arising out of the material weaknesses found in the Company’s controls and procedures for this quarterly filing. These material weaknesses were identified by management during the preparation of periodic financials and will be described more fully in the Quarterly Report.

The Company files this report for a 5 day extension for filing its Quarterly Report on Form 10-QSB for the three month period ended August 30, 2007. The Company will not timely file its Form 10-QSB because it will be unable to complete the preparation of its financial statements by the initial filing date. The Company intends to file the Quarterly Report on Form 10-QSB as soon as practicable, and in any event prior to the 5-day extension period afforded by SEC Rule 12b-25 which would expire on October 23, 2007.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

W. Gerald Newmin (Name)	(401) (Area Code)	333-0610 (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes ☒ No ☐

________________________________________________________________________________________________

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐  No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Multicell Technologies, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 15, 2007	By: /s/ W. Gerald Newmin, Chief Financial Officer Name and Title

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other that an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).